P.O. Box 370
Kirkland Lake, ON, P2N 3J1

Symbol - TSX & AIM: KGI
April 11, 2007
Initial Drifting in March on New South Mine Provides 1,000 Tons
of 1.5 Ounces of Gold Per Ton

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce an update on the development of the new, high grade ore systems that have been discovered to the south of the historic Main Break, recently termed the “New South Mine”. The New South Mine consists of 15 or more mineralized gold zones that have been discovered to date which are located 1,000 feet and beyond to the south of the Main Break. These zones, which are open in all directions, are the focus of an exploration program which will include six drills working underground on the 5000 and 5300 foot levels.

Access development drifting is currently in progress on various mineralized zones in the New South Mine complex. The drifting will be used to further define the mineralization, converting resources to reserves, preparing stopes for mining and providing additional platforms for more efficient exploration drilling. For the month of March, the average recorded grade from 1,000 tons of development round much samples taken from the Lower D North Zone was 1.51 ounces of gold per ton (“opt”).

“Thus far the grades returned from the drifting in the New South Mine are close to or in some instances, better than the grades indicated from the exploration drilling.” said Michael Sutton, Chief Geologist. Duncan Middlemiss, Mine Manager, added “Developmental drifting in the New South Mine has progressed as planned and returned exceptional ore results which have been blended with the ore mined from the Main Break.”

Highlights of the current results:

•
Drifting east on the Lower D North Zone has defined two extensive ore shoots. Chip samples from the first shoot have averaged 0.72 opt (1.02 opt uncut) over 7.5 feet over a drift length of 278 feet. Exploration drilling indicated a grade of 0.78 opt (1.04 opt uncut) over a narrower mining width of 5.9 feet. A second shoot has thus far averaged 0.92 opt (1.27 opt uncut) over 7.8 feet over a drift length of 178 feet. Exploration drilling in this area indicated a grade of 0.80 opt (1.78 opt uncut) over a vertical mining height of 13.8 feet with horizontal width up to 25 feet in places. The mineralization extends across the entire drift and into both drift walls. Close-spaced definition drilling will be implemented to ascertain the true dimensions. (see and )

•
Drifting east on the Lower D North Footwall Zone has averaged 0.91 opt (1.62 opt uncut) over 7.4 feet over a drift length of 135 feet with a second shoot averaging 0.72 opt over 8.7 feet over a drift length of 40 feet. Exploration drilling in this area indicated 0.79 opt (1.08 opt uncut) over 6.6 feet mining width and 1.05 opt (2.51 opt uncut) over 5.0 feet mining width.

•
Drifting west on the #7 Break over a distance of 107 feet has averaged 0.77 opt (1.04 opt uncut) over a vertical mining height of 7.6 feet. Exploration drilling in this area indicated a grade of 0.43 opt (0.84 opt uncut) over a vertical mining height of 6.5 feet.

•	Continuity of the zones appears good, and orientations are in keeping with the original drill interpretation.

•
Initial cross cutting and drifting on zones between July 2006 and January 2007 contributed 2,088 ounces of gold to production over a six month period. An additional 482 ounces were produced in February 2007 from the access drifting.

•	Thus far, the ore is all characterised by sulphide mineralization and is structurally controlled, often accompanied by a lithological contact between porphyry and tuff.

•
Blending of the new sulphide mineralized zones to the south with the more typical quartz vein material derived from the `04 Break system has not had any adverse effects on recoveries which are in the 97% range.

•
The new muck pass system from 5000 level to 5600 level is scheduled for completion for the end of April. This new pass will allow for greater flexibility in handling both ore and waste from the zones to the south.

The diagram referred to in this release may be viewed at the Company’s website, www.klgold.com and will provide context to the above statements.

Figure 1 is a plan view showing development and drifting on mineralization to the south.
Figure 2 is a detailed plan view showing grades derived from drifting to date.

The following table summarizes the latest drifting results. (Imperial values)

ZONE	DRIFT LENGTH	DRIFT GRADE (ounces per ton)	DRIFT WIDTH	DRILL INDICATED GRADE (ounces per ton)	DRILL INDICATED WIDTH
#7 Break	107 feet	0.77 cut 1.04 uncut	7.6 feet	0.43 cut 0.84 uncut	6.5 foot vertical
Lower D North #1 Lower D North #2	278 feet 178 feet	0.72 cut 1.02 uncut 0.92 cut 1.27 uncut	7.5 feet 7.8 feet*	0.78 cut 1.04 uncut 0.80 cut 1.78 uncut	5.9 feet 13.8 foot vertical
Lower D North Footwall #1 Lower D North Footwall #2	135 feet 40 feet	0.91 cut 1.62 uncut 0.72 cut 0.72 uncut	7.4 feet 6.6 feet	0.79 cut 1.08 uncut 1.05 cut 2.51 uncut	6.6 feet 5.0 feet

* Maximum development drift width, drilling indicates the horizontal width of mineralization in this area to be up to 25 feet.

CUT= cut to 3.50 opt

The following table summarizes the latest drifting results. (Metric values)

ZONE	DRIFT LENGTH	DRIFT GRADE (grams per tonne)	DRIFT WIDTH	DRILL INDICATED GRADE (grams per tonne)	DRILL INDICATED WIDTH
#7 Break	32.6 m	26.4 cut 35.7 uncut	2.3 m	14.7 cut 28.8 uncut	2.0 m vertical
Lower D North #1 Lower D North #2	84.8 m 54.3 m	24.7 cut 35.0 uncut 31.5 cut 43.5 uncut	2.3 m 2.4 m*	26.7 cut 35.7 uncut 27.4 cut 61.0 uncut	1.8 m 4.2 m vertical
Lower D North Footwall #1 Lower D North Footwall #2	41.2 m 12.2 m	31.2 cut 55.5 uncut 24.7 cut 24.7 uncut	2.3 m 2.0 m	27.1 cut 37.0 uncut 36.0 cut 86.1 uncut	2.0 m 1.5 m

* Maximum development drift width, drilling indicates the horizontal width of mineralization in this area to be up to 7.6 meters.

CUT= cut to 120 grams/tonne

About the Company

The Company purchased the Macassa Mine and the 1,500 ton per day mill along with four former producing gold properties - Kirkland Minerals, Teck-Hughes, Lake Shore and Wright Hargreaves - in December 2001. These properties, which have historically produced some 22 million ounces of gold, extend over seven kilometres between the Macassa Mine on the east and Wright Hargreaves on the west and, for the first time, are being developed and explored under one owner. This camp is located in the Abitibi Southern Greenstone Belt of Kirkland Lake, Ontario, Canada.

Qualified Person Review & QA/QC Program

The results of the Company’s underground diamond drilling program have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff (which includes a ‘qualified person’, Michael Sutton P.Geo., the Company’s Chief Geologist, for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators).

The Company has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. The drill core is sawn in half with half of the core samples shipped to the Swastika Laboratories in Swastika, Ontario or to the Macassa mine laboratory for analysis. The other half of the core is retained for future assay verification. Other QA/QC includes the insertion of blanks, and the regular re-assaying of pulps/rejects at alternate certified labs (Polymet, Accurassay). Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values.

Cautionary Note Regarding Forward Looking Statements

This Press Release may contain statements which constitute ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company=s future business activities may differ materially from those in the forward-looking statements as a result of various factors. Such risks, uncertainties and factors are described in the Company=s periodic filings with the Securities and Exchange Commission, including the Company=s annual report on Form 20-F and current report on Form 6-K, which may be viewed on EDGAR at www.sec.gov, and its periodic filings with the Canadian securities regulatory authorities, including the Company’s Annual Information Form and quarterly and annual Management’s Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

For further information, please contact:
Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com	Chelsea Hayes Pelham Public Relations Phone 020 7743 6675 E-mail: chelsea.hayes@pelhampr.com

Website - www.klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.

FIGURE 1

FIGURE 2

N
- 1500 E
12000 E
- 1000 E
178' @ 0.92/7.8' (1.27)
Lower D North
278 '@ 0.72/7.5' (1.02)
Lower D North
40 '@ 0.72/6.6'
Lower D North Footwall
135 '@ 0.91/ 7.4' (1.62)
Lower D North Footwall
Mucks Assay 1.5 oz/ton
Width of Mineralization
Defined By Drilling
- 1000 N
LOWER D NORTH FOOTWALL
LOWER D NORTH
DRIFT TO NEW SOUTH ZONE
-1500 N
12000 N
12000 N
5300 CROSS CUT
7 BREAK
107 '@ 0.77/7.6' (1.04)
7 Break
12000 E
-1500 N
- 1000 E
12500 E
Scale: 1 Inch = 100 Feet

LEGEND	
135 '@ 0.91/ 6.6' (1.62) Lower D North Footwall	ALL ASSAYS IN OZ / TON OVER LENGTH IN FEET
(1.62)	ASSAYS UNCUT ARE IN BRACKETS

DETAIL PLAN VIEW OF 5300 CROSS CUT
SHOWING RESULTS OF CHIP SAMPLING OF NEW ZONES
TO THE SOUTH OF #3 SHAFT AREA,
KIRKLAND LAKE GOLD INC,
KIRKLAND LAKE, ONTARIO

FIGURE 2
APRIL 11, 2007